May 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attn: Matthew Crispino

Re:	Greenland Technologies Holding Corporation
Registration Statement on Form S-3, originally filed on March 20, 2020
File No. 333-237321 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Greenland Technologies Holding Corporation hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on May 12, 2020, or as soon thereafter as practicable.

Please note that we acknowledge the following:

● should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Greenland Technologies Holding Corporation

By:	/s/ Raymond Z. Wang
Name: Title:	Raymond Z. Wang Chief Executive Officer